

December 17, 2012

Via E-mail
Mr. Shmuel Arvatz
Chief Financial Officer
Azorim Park, Oren Building
94 Em Hanshavot Road
Petach Tikva 49527 Israel

    Re: ClickSoftware, Inc.
           Form 20-F for Fiscal Year Ended December 31, 2011
           Filed March 28, 2012
           File No. 000-30827

Dear Mr. Arvatz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 4. Information on the Company

Sales and Marketing Channels, page 22

1.   We note that you have not filed your agreements with SAP AG, Sybase and Infor Global Solutions Limited as exhibits. Please advise whether these are material agreements upon which you are substantially dependent. Refer to Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 36

2.   You indicate on page 95 that you have not provided deferred taxes on future distributions of tax exempt earnings because such earnings have been considered to be permanently reinvested. Please tell us your consideration to disclose the amount of cash, cash equivalents and investments that are currently held in subsidiaries where earnings are considered permanently reinvested along with a discussion regarding the fact that such funds may be subject to additional taxes upon dividend distribution. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-48960.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Taxes on Income (Tax Benefit), page 94

3.   You disclose on page 95 that you have not provided deferred taxes on future distributions of tax-exempt earnings as you have not determined to pay any dividends in the future and those earnings are considered to be permanently reinvested. Please tell us the amount of such earnings and what consideration was given to providing this quantitative disclosure in your filing. Also, tell us your consideration to disclose the amount of the unrecognized deferred tax liability related to such earnings, if practicable, or a statement that determination is not practicable. We refer you to ASC 740-30-50-2(b) and (c).

4.   Further, as it appears you have declared and paid cash dividends in 2011 and subsequently in 2012; please tell us whether payment of such dividends has resulted in additional tax expense as it relates to the tax-exempt earnings. If such additional taxes were material, please tell us your consideration for disclosing those amounts in future filings.

Item 19. Exhibits, page 98

5.   You disclose in Note 13 to your consolidated financial statements that one customer accounted for 12% of your revenues in fiscal 2011. We note that you have not filed agreements with any key customer. Please tell us whether you are substantially dependent upon any customer contract for purposes of Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief